Exhibit 21.1

Athena Bitcoin Global

List of subsidiaries*

Athena Bitcoin Global (the “Company”) has the following subsidiaries as of December 31, 2025:

Athena Bitcoin, Inc., a Delaware corporation, which is wholly-owned (“Athena Bitcoin”).

Our wholly-owned subsidiaries located outside of the United States are:

•	Athena Holdings El Salvador S.A. de C.V., incorporated in El Salvador (99% owned by Athena Bitcoin);
•	Athena Holdings Colombia SAS, incorporated in Colombia (95% owned by Athena Bitcoin);
•	Athena Holding Company S.R.L, incorporated in Argentina (Athena Bitcoin beneficially owns and controls Athena Holding Company SRL which is nominally owned by Eric Gravengaard 45%, Gilbert Valentine 45%, and Matias Goldenhörn 10%);
•	Athena Bitcoin S. de C.V., incorporated in Mexico (“Athena SV”)(99% owned by Athena Bitcoin);
•	Athena Holdings of PR LLC, incorporated in Puerto Rico (99% owned by Athena Bitcoin); and
•	Athena Business Holdings Panama S.A., a dormant company, incorporated in Panama (99% owned by Athena Bitcoin).

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Athena Bitcoin Global. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report. Inclusion in this list is not, however, a representation that the listed subsidiary is a “significant subsidiary.” The list above is as of March 6, 2026.